EXHIBIT 8.1

Tata Motors Limited

List of Subsidiaries as of March 31, 2004

Name of Subsidiary	Country of Incorporation	Percentage Ownership and Voting Interest (including indirect interest)
Sheba Properties Ltd. (and its subsidiary)	India	100.00
Concorde Motors (India) Limited (1)	India	100.00
Tata Technologies Ltd. (and its subsidiary)	India	95.38
Telco Construction Equipment Co. Ltd.	India	80.00
HV Axles Ltd.	India	100.00
HV Transmissions Ltd.	India	100.00
TAL Manufacturing Solutions Ltd.	India	100.00
Concorde Motors Ltd.	India	54.72
Tata AutoComp Systems Ltd. (and its subsidiaries)	India	54.01
Tata Precision Industries Pte. Ltd. (and its subsidiary)	Singapore	51.04
Tata Daewoo Commercial Vehicle Co. Ltd.(2)	South Korea	100.00

(1)	Formerly Minicar India Ltd.
(2)	Formerly Daewoo Commercial Vehicle Co. Ltd.